

Mail Stop 3720

March 24, 2017

Peter Allen
President and Chief Executive Officer
DragonWave Inc.
11 Legget Drive, Suite 600
Ottawa, Ontario, Canada K2K 3C9

      Re: DragonWave Inc.
              Form 20-F for Fiscal Year Ended February 29, 2016
              Filed May 31, 2016
              File No. 001-34491

Dear Mr. Allen:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications